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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTOR
                                --------------------

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AMVESCAP PLC
552240
IMMEDIATE RELEASE  13 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                         2)   NAME OF DIRECTOR

     AMVESCAP PLC                                 A.D. FRAZIER
 ...............................................................................
3)   Please state whether                    4)   Name of the registered
     notification indicates                       holder(s) and, if more
     that it is in respect                        than one holder, the
     of holding of the                            number of shares held
     Director named in 2                          by each of them. (If
     above or holding of                          notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT
     OF THE DIRECTOR NAMED IN                           -
     2 ABOVE.
 ...............................................................................
5)   Please state whether notification       6)   Please state the nature
     relates to a person(s) connected             of the transaction and
     with the Director named                      the nature and extent of
     in 2 above and identify                      the directors interest
     the connected person(s).                     in the transaction.

     AS 3 ABOVE                                   EXERCISE OF OPTIONS
                                                  AND SALE OF SHARES.
 ...............................................................................
7)   Number of shares/amount                 8)       (0.07%)
     of stock purchased                           of issued Class

         500,000
 ...............................................................................
9)   Number of shares/amount                 10)      (0.07%)
     of stock disposed                            of issued Class

         500,000
 ...............................................................................
11)  Class of security                       12)  Price per share

     ORDINARY SHARES                              EXERCISE OF OPTIONS @ 244p
                                                  SOLD  @ (pound sterling)15.37
 ...............................................................................
13)  Date of transaction                     14)  Date company informed

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     13 NOVEMBER 2000                              13 NOVEMBER 2000
 ...............................................................................
15)   Total holding following                 16)  Total percentage holding
      this notification                            of issued class following
                                                   this notification

            NIL                                          - %
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)   Date of grant                           18)  Period during which or
                                                   date on which exercisable

           -                                             -
 ...............................................................................
19)   Total amount paid (if any)              20)  Description of shares or
      for grant of the option                      debentures involved:
                                                   class, number

           -                                             -
 ...............................................................................
21)   Exercise price (if fixed                22)  Total number of shares or
      at time of grant) or                         debentures over which
      indication that price is                     options held following
      to be fixed at time of                       this notification
      exercise

           -                                             -
 ...............................................................................
23)   Any additional information              24)  Name of contact and tele-
                                                   phone number for queries

           -                                       ANGELA TULLY
                                                   020 7454 3652
 ...............................................................................
25)   Name and signature of                        ANGELA TULLY
      authorised company                           AMVESCAP PLC
      official responsible                         ASSISTANT COMPANY SECRETARY
      for making this
      notification

      Date of Notification   13 NOVEMBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  13 November, 2000                 By  /s/ ANGELA TULLY
      -----------------                    ---------------------------
                                                   (Signature)

                                             Angela Tully
                                             Assistant Company Secretary